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Exhibit 2.5

EXCLUSIVITY AGREEMENT made in the City of Montréal, Province of Québec on November 29, 2002,

BY AND BETWEEN:	CGI GROUP INC., a corporation incorporated under the laws of the Province of Québec,
("CGI");
AND:	NATIONAL BANK OF CANADA, a Canadian chartered bank,
(the "Bank");

        WHEREAS the Bank is the beneficial owner of common shares (the "Vendor Shares") of the capital stock of Cognicase Inc. (the "Target");

        AND WHEREAS CGI is considering a transaction relating to the capital stock of the Target that would involve, inter alia, the execution of a lock-up agreement (the "Lock-Up Agreement") by and between CGI and the Bank pursuant to which the Bank would undertake, among other things, to sell to CGI, subject to certain conditions, all the Vendor Shares;

        NOW THEREFORE, THIS AGREEMENT WITNESSETH THAT, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the parties, intending to be bound by this Agreement, hereby agree as follows:

1.
From the date of this Agreement and for a period ending on the earlier of (x) the date on which the Lock-Up Agreement is executed and (y) December 13, 2002 (the "Exclusivity Period"), the Bank shall not, directly or indirectly, during the Exclusivity Period (i) solicit, assist, initiate or induce another person to initiate an offer to purchase the assets or the shares of the Target (the "Offer"), (ii) participate in any discussions or negotiations or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Offer or the making of any Offer, or (iii) furnish to any person any information with respect to, or respond to any inquiries which may reasonably be expected to lead to, any Offer or the making of any Offer.

2.
In addition to all other remedies available at law, the parties shall be entitled to equitable relief, including an injunction and specific performance, in the event of a breach of this Agreement.

3.
This Agreement contains the entire agreement between the parties concerning the subject matter of this Agreement.

4.
No amendments to this Agreement shall be binding unless consented to in writing by the parties.

5.
This Agreement and any document related hereto or contemplated hereby shall be construed in accordance with and governed by the laws of the Province of Québec and the laws of Canada applicable therein.

CGI GROUP INC.		NATIONAL BANK OF CANADA
Per:	/s/ ANDRÉ IMBEAU	Per:	/s/ MICHEL LABONTÉ
Name:	André Imbeau	Name:	Michel Labonté

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  Exhibit 2.5